Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,						Three Months Ended March 31,
	2005		2006	2007	2008	2009	2010
Income (loss) from continuing operations before income taxes	$(4,469)		$41,531	$22,209	$(133,076)	$16,035	$(9,691)
Fixed charges:
Interest expense	5,010		5,028	5,012	1,537	4	13
Interest relating to rental expense (1)	4,079		5,790	6,339	5,314	2,438	728

Total fixed charges	9,089		10,818	11,351	6,851	2,442	741

Earnings available for fixed charges	$4,620		$52,349	$33,560	$(126,225)	$18,477	$(8,950)

Ratio of earnings to fixed charges	N/A	(2)	4.84	2.96	N/A (3)	7.57	N/A (4)

(1)	The representative interest portion of rental expense was deemed to be one- third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 which was deemed to be all interest.

(2)	For the year ended December 31, 2005 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $4.5 million.

(3)	For the year ended December 31, 2008 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $133.1 million.

(4)	For the three months ended March 31, 2010 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $9.7 million.